Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD’S PRIVATE EQUITY GROUP
ACQUIRES CANADIAN COLD STORAGE BUSINESS

Toronto, Ontario, June 3, 2013 – Brookfield Capital Partners III, the flagship private equity fund of Brookfield Asset Management Inc., announced today that it has completed the acquisition of the Canadian logistics operations of Millard Refrigerated Services, launching a leading national cold storage company, Brookfield Cold Storage.

Through this acquisition, Brookfield Capital Partners is acquiring more than 16 million cubic feet of combined storage capacity in two state-of-the-art facilities in Toronto and Calgary that includes rapid freezing capability.  It intends to grow the company utilizing its existing national scale through acquisitions, organic growth as well as expanded service offerings. Terms of the transaction were not disclosed.

“We are pleased to have completed the Millard acquisition and announce the creation of Brookfield Cold Storage. This acquisition is consistent with our objective of investing in high quality, competitive businesses with positive growth fundamentals. These are premiere assets with a national footprint and we are actively seeking additional opportunities to build out the Brookfield Cold Storage platform,” said David Nowak, Managing Partner of Brookfield.

“These assets are situated in key markets and have a valued customer base which will serve us well as a platform in which we can grow the business. We look forward to working with and supporting the experienced management team and employees of the business.  Our focus will be on customer service and operating efficiencies in order to build out our competitive position in a growing market,” said Pierre McNeil, Chief Operations Officer of Brookfield’s private equity group.

Brookfield Capital Partners III is a North American based multi-strategy private equity fund focused on acquiring and building high quality businesses where operational improvement is the primary driver of value creation. The fund seeks investments that include: buyouts and corporate carve-outs; convertible, senior and mezzanine financings; and restructurings and recapitalizations.

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

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For more information, please visit our web site at www.brookfield.com or contact:
Andrew Willis SVP, Communications and Media Tel: (416) 369 - 8236 Fax: (416) 363 - 2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com

Forward-Looking Statements

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will” and “intends” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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